EXHIBIT 99.15

Disclosure of Transactions in Own Shares

Paris, March 28, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 21 to March 25, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
21.03.2022	659,876	46.0577	30,392,362.27	XPAR
21.03.2022	50,000	46.0762	2,303,810.55	CEUX
21.03.2022	25,000	46.0760	1,151,898.80	TQEX
21.03.2022	25,000	46.0767	1,151,918.58	AQEU
22.03.2022	661,937	45.9332	30,404,878.65	XPAR
22.03.2022	50,000	45.9518	2,297,591.70	CEUX
22.03.2022	25,000	45.9495	1,148,736.60	TQEX
22.03.2022	25,000	45.9507	1,148,768.03	AQEU
23.03.2022	587,756	46.1216	27,108,223.62	XPAR
23.03.2022	85,000	46.1500	3,922,750.94	CEUX
23.03.2022	43,000	46.1497	1,984,438.39	TQEX
23.03.2022	43,000	46.1526	1,984,559.65	AQEU
24.03.2022	644,797	46.9866	30,296,789.70	XPAR
24.03.2022	50,000	47.0314	2,351,569.60	CEUX
24.03.2022	25,000	47.0297	1,175,743.38	TQEX
24.03.2022	25,000	47.0354	1,175,884.40	AQEU
25.03.2022	648,307	46.7687	30,320,450.31	XPAR
25.03.2022	50,000	46.8023	2,340,114.15	CEUX
25.03.2022	25,000	46.7901	1,169,751.80	TQEX
25.03.2022	25,000	46.7869	1,169,673.65	AQEU
Total	3,773,673	46.3739	174,999,914.75

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com